Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 15, 2026

TO THE PROSPECTUS DATED APRIL 23, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 23, 2026, as supplemented by Supplement No. 1 dated May 14, 2026 (as supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of July 1, 2026;
•
to disclose the calculation of our May 31, 2026 net asset value (“NAV”) per share/unit for all share/unit classes;
•
to provide an update on the current public offering;
•
to update the suitability standards in the Prospectus; and
•
to update the “Experts” section of the Prospectus.

 July 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases, if applicable, as of June 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.17
Class S	$11.19
Class D	$11.19
Class I	$11.19
Class A-I	$11.09
Class A-II	$11.02

As of May 31, 2026, we had not sold any Class S or Class D common shares. The transaction price for each of our Class S and Class D common shares is based on the NAV per share for our Class I common shares as of May 31, 2026. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

May 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of May 31, 2026 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of May 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026 ($ and shares/units in thousands):

Components of NAV	May 31, 2026
Investments in real estate at fair value	$480,600
Cash and cash equivalents	25,229
Restricted cash	5,597
Other assets	1,753
Mortgage notes at fair value, net of deferred financing costs	(193,688)
Other liabilities	(3,878)
Management fee payable	(50)
Accrued performance participation allocation	(522)
Accrued distribution fees (1)	0
Preferred stock	(229)
Net asset value	$314,812
Number of outstanding shares/units	26,698

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The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of May 31, 2026, we had accrued $1,417 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of May 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$28	$6,998	$30,705	$39,396	$1,214	$236,471	$314,812
Number of outstanding shares/units	2	625	2,769	3,573	101	19,628	26,698
NAV per share/unit as of May 31, 2026	$11.17	$11.19	$11.09	$11.02	$12.05	$12.05

The valuation of our investments in real estate as of May 31, 2026 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.32%	5.84%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.96%
(weighted average)	0.25% increase	(1.89%)
Exit Capitalization Rate	0.25% decrease	2.70%
(weighted average)	0.25% increase	(2.48%)

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of April 30, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of April 30, 2026 ($ and shares/units in thousands):

Components of NAV	April 30, 2026
Investments in real estate at fair value	$478,800
Cash and cash equivalents	21,206
Restricted cash	5,597
Other assets	1,694
Mortgage notes at fair value, net of deferred financing costs	(194,246)
Other liabilities	(3,341)
Management fee payable	(47)
Accrued performance participation allocation	(416)
Accrued distribution fees (1)	0
Preferred stock	(227)
Net asset value	$309,020
Number of outstanding shares/units	26,385

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The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under

GAAP, we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of April 30, 2026, we had accrued $1,436 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of April 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$27	$6,857	$30,537	$35,837	$1,201	$234,561	$309,020
Number of outstanding shares/units	2	616	2,769	3,269	101	19,628	26,385
NAV per share/unit as of April 30, 2026	$11.10	$11.13	$11.03	$10.96	$11.95	$11.95

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold 627,242.13 Class I shares and 2,447.21 Class T shares in the primary offering for gross offering proceeds of approximately $6,670,258. We have issued 18,208.51 Class I shares and 33.29 Class T shares pursuant to our distribution reinvestment plan for a total value of approximately $196,991. As of the date hereof, we have not sold any Class S or Class D shares in this offering. As of the date hereof, $4,993,132,751 in shares remain available for sale pursuant to this offering, including up to $999,803,009 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Update to Suitability Standards

The following supersedes and replaces the disclosure in the Prospectus under “Suitability Standards—Idaho Investors”:

Idaho Investors. Purchasers residing in Idaho must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000. Notwithstanding the foregoing, until September 1, 2026, we will accept subscription agreements from investors who represent that they satisfy the minimum net income and net worth standards applicable to Idaho investors as disclosed in the prospectus dated April 23, 2026.

Experts

The statements included in this Supplement under the section titled “May 31, 2026 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.